Exhibit 99.1

For Release November 15, 2010 8:00pm US Eastern Time

3SBio Inc. Announces Unaudited Third Quarter Results

Third quarter revenues grew 24.9% year-over-year to RMB115.6 million (US$17.3 million);

First nine months revenues grew 30.8% year-over-year to RMB317.4 million (US$47.4 million); Company reiterates FY2010 revenue guidance

SHENYANG, CHINA — November 16, 2010 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Financial Highlights:

•	Total net revenues increased by 24.9% over the third quarter of 2009 to RMB115.6 million (US$17.3 million).

•	Operating income decreased by 6.2% over the third quarter of 2009 to RMB26.8 million (US$4.0 million).

•	Net income decreased by 16.7% over the third quarter of 2009 to RMB22.4 million (US$3.4 million).

•	Net income per American Depositary Share (“ADS”) on a fully-diluted basis for the third quarter of 2010 was RMB1.01 (US$0.15) compared with RMB1.25 (US$0.18) for the third quarter of 2009.

First Nine Months 2010 Financial Highlights:

•	Total net revenues in the first nine months of 2010 increased by 30.8% to RMB317.4 million (US$47.4 million) compared to RMB242.6 million (US$35.5 million) in the first nine months of 2009.

•	Operating income increased by 11.4% over the first nine months of 2009 to RMB82.9 million (US$12.4 million).

•	Net income increased by 6.9% over the first nine months of 2009 to RMB74.6 million (US$11.1 million).

•	Net income per ADS on a fully-diluted basis for the first nine months of 2010 was RMB3.39 (US$0.51) compared with RMB3.24 (US$0.47) for the first nine months of 2009.

Third Quarter 2010 Business Highlights

•

EPIAO, the Company’s flagship injectable recombinant human erythropoietin (“EPO”) product, demonstrated strong growth with net revenues from EPIAO in the third quarter of 2010 rising 22.6% to RMB69.4 million (US$10.4 million) compared to RMB56.6 million (US$8.3 million) in the third quarter of 2009. EPIAO accounted for 60.0% of total revenues in the third quarter of 2010, compared to 61.1% in the same period of 2009. According to the latest data from IMS Health China, EPIAO’s market share in terms of value reached 41.1% in the second quarter of 2010.

•

Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (“TPO”) product, increased by 28.2% to RMB35.8 million (US$5.3 million) in the third quarter of 2010, compared to RMB27.9 million (US$4.1 million) in the third quarter of 2009. TPIAO accounted for 30.9% of total revenues in the third quarter of 2010 compared to 30.1% in the same period of 2009.

•

Iron Sucrose sales grew 28.7% in the third quarter to RMB 4.8 million (US$0.7million), accounting for 4.1% of total revenues, compared to 4.0% in the third quarter of 2009. Export sales increased by 49.3% to RMB3.4 million (US$0.5 million) in the third quarter of 2010, compared to RMB2.3 million (US$0.3 million) in the third quarter of 2009.

•

In August, 3SBio announced a licensing, development and commercialization agreement with Isotechnika for voclosporin, a next generation calcineurin inhibitor being developed for use in the prevention of organ rejection following transplantation and the treatment of autoimmune diseases. 3SBio made an up-front license payment of US$1.5 million in addition to a US$4.5 million investment in a note convertible into Isotechnika’s common shares. As of September 30, 2010, 3SBio converted US$1.9 million notes into 13 million common shares.

•	China’s State Food and Drug Administration inspected the new plant and granted GMP certification in August 2010.

Dr. Jing Lou, chief executive officer of 3SBio, commented:

“We continue to seek opportunities to introduce innovative products with substantial unmet medical need in the China market. Isotechnika’s voclosporin, a phase II immunosuppressant targeted for use in organ transplant therapy will address the needs of the estimated 10,000 new transplant recipients in China each year, as well as the approximately 100,000 patients who have already benefited from an organ transplant. Based on the phase II results, voclosporin has fewer side effects, including the risk of developing diabetes, a significant advantage over other products in its class. This strategic partnership also reinforces our goal of establishing 3SBio as the partner of choice in China for biopharmaceutical companies around the world. We are also pleased to announce that EPIAO production has commenced at our new plant in Shenyang which will better enable us to satisfy the growing demand in China as well as explore international biosimilar opportunities.”

Three months ended September 30, 2010 Unaudited Financial Results

Net revenues. Net revenues increased by 24.9% to RMB115.6 million (US$17.3 million) for the third quarter of 2010 from RMB 92.6 million (US$13.6 million) for the same period in 2009. This increase was largely due to continued strength from EPIAO and TPIAO products which increased by 22.6% and 28.2%, respectively, over the same period in 2009. TPIAO remained the Company’s second largest revenue contributor in the quarter, accounting for 30.9% of total net revenues. Export sales increased by 49.3% to RMB3.4 million (US$0.5 million), and revenues from our IV Iron Sucrose supplement rose 28.7% to RMB4.8 million (US$0.7 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the third quarter of 2010 increased by 21.0% to RMB103.6 million (US$15.5 million) from RMB85.6 (US$12.5 million) for the same period in 2009. Gross margin decreased by 3.1% to 89.6% for the third quarter of 2010 from 92.5% for the same period in 2009. The decrease in gross margin is mainly due to higher depreciation charges attributable to the new production facilities in Shenyang.

Operating expenses. Operating expenses were RMB76.8 million (US$11.5 million) for the third quarter of 2010, or 66.5% of net revenues, compared to operating expenses of RMB57.1 million (US$8.4 million), or 61.7% of net revenue for the same period in 2009. The increase in operating expenses as a percentage of net revenues was largely driven by higher R&D expenses.

•

Research and development (“R&D”) costs. R&D costs for the third quarter of 2010 were RMB11.8 million (US$1.8 million), or 10.2% of net revenues, compared to RMB7.6 million (US$1.1 million), or 8.2% of net revenues for the same period in 2009. RMB17 million (US$2.5 million) prepayment of R&D expense has been made to Ascentage Pharma as of Q3 2010, of which RMB4.8 million (US$0.72 million) was expensed during Q3 2010.

•

Sales, marketing and distribution expense. Sales, marketing and distribution expenses for the third quarter of 2010 were RMB52.5 million (US$7.8 million), or 45.4% of net revenues, compared to RMB41.1 million (US$6.0 million), or 44.4% of net revenue, for the same period in 2009. The increase was primarily attributable to higher sales activities in general and continued investment in building the TPIAO and EPIAO brands.

•

General and administrative expenses. General and administrative expenses for the third quarter of 2010 were RMB12.5 million (US$1.9 million), or 10.8% of net revenues representing an increase of 49.3% from RMB8.4 million (US$1.2 million), or 9.1% of net revenues for the same period in 2009.

Operating income. Operating income was RMB26.8 million (US$4.0 million) for the third quarter of 2010, a decrease of 6.2% from operating income of RMB28.5 million (US$4.2 million) for the same period in 2009. Operating margin for the third quarter of 2010 was 23.2% as compared to 30.8% for the same period in 2009. The decrease was primarily attributable to higher depreciation and R&D expenses.

Interest income. The Company recorded net interest income of RMB3.7 million (US$0.5 million) for the third quarter of 2010, compared to RMB2.5 million (US$0.4 million) for the same period in 2009.

Net income. Net income was RMB22.4 million (US$3.4 million) for the third quarter of 2010, 16.7% lower than net income of RMB26.9 million (US$3.9 million) for the same period in 2009. Net income per ADS on a fully-diluted basis for the third quarter of 2010 decreased to RMB1.01 (US$0.15) from RMB1.25 (US$0.18) for the same period in 2009. Net margin for the third quarter of 2010 was 19.4% as compared to 29.1% for the same period in 2009.

Nine months ended September 30, 2010 Unaudited Financial Results

Net revenues. Net revenues for the first nine months of 2010 increased by 30.8% to RMB317.4 million (US$47.4 million), from RMB242.6 million (US$35.5 million) for the same period in 2009. The increase was primarily attributable to increased sales from our EPIAO and TPIAO products, underpinned by continued strong demand in the oncology and nephrology markets.

Net revenues from EPIAO for the first nine months of 2010 increased by 25.8% to RMB189.4 million (US$28.3 million) from RMB150.5 million (US$22.1 million) for same period in 2009. Net revenues from TPIAO in the first nine months of 2010 increased by 42.2% to RMB97.9 million (US$14.6 million) from RMB68.8 million (US$10.1 million) for the same period in 2009. In addition, revenue from our export business was RMB9.4 million (US$1.4 million), representing an increase of 2.8% over the first nine months of 2009, while revenue from our IV Iron Sucrose supplement was RMB13.3 million (US$2.0 million), representing an increase of 53.4% over the first nine months of 2009.

Gross profit. Gross profit for the first nine months of 2010 increased by 28.9% to RMB286.9 million (US$42.9 million) from RMB222.6 million (US$32.6 million) for the same period in 2009. Gross margin decreased by 1.4% to 90.4% for the first nine months month months of 2010 from 91.7% for the same period in 2009.

Operating income. For the first nine months ended September 30, 2010, operating income increased by 11.4% to RMB82.9 million (US$12.4 million), compared to RMB74.5 million (US$10.9 million) for the same period in 2009. Operating margin for the first nine months ended September 30, 2010 was 26.1% as compared to 30.7% for the nine months ended September 30, 2009.

Net income. Net income for the first nine months of 2010 increased by 6.9% to RMB74.6 million (11.1 million) compared with RMB69.8 million (US$10.2 million) for the same period in 2009. Net margin for the first nine months ended September 30, 2010 was 23.5% as compared to 28.8% for the same period in 2009. Net income per diluted ADS for the first nine months of 2010 increased to RMB3.39 (US$0.51) from RMB3.24 (US$0.47) for the same period in 2009.

Cash and cash equivalents, restricted cash and/time deposits. 3SBio had positive operating cash flows of RMB55.9 million (US$8.4million) for the first nine months of 2010, and as of September 30, 2010 retained a strong balance sheet with cash, cash equivalents, restricted cash and time deposits of RMB731.3 million (US$109.3 million), as compared to RMB740.5 million (US$108.5 million) as of December 31, 2009.

2010 Full Year Guidance

Based on current market conditions and visibility provided during the third quarter, the Company reiterates its total net revenue target for the full year of 2010 of between US$56 million to US$60 million, resulting in a year-over-year increase of approximately 21% to 29%.

Conference Call

Following the earnings announcement, 3SBio’s senior management will host a conference call at 5:00am (Pacific) / 8:00am (Eastern) / 9:00pm (Beijing/Hong Kong) on Tuesday, November 16, 2010 to discuss its 2010 third quarter financial results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 18843960

Local dial-in:

China landline 800-819-0121

China mobile 400-620-8038

Hong Kong 852-2475-0994

International toll-free dial-in:

Hong Kong 800930346

United Kingdom 080-8234-6646

United States 1-866-519-4004

International toll dial-in: 65 6723 9381

Replay- Conference ID: 18843960

A telephone replay will be available two hours after the call until November 22, 2010, at:

International dial-in: 61-2-8235-5000

United States dial-in: 1-866-214-5335

Webcast

A live webcast of the conference will be available on the investor relations page of 3SBio’s website at http://bbs.3sbio.com/en/News/xinvestors.aspx and at http://tinyurl.com/3SBio2010Q3.

A replay of the webcast will be available within one hour after the conclusion of the call.

Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP

To supplement the Company’s financial information presented in accordance with general accepted accounting principles (“GAAP”), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, and that may not otherwise be apparent on a GAAP basis. The non-GAAP financial measure represents non-GAAP net income. The measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended September 30, 2009 and September 30, 2010 and for the nine months month periods ended September 30, 2009 and September 30, 2010.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in our annual report on Form 20-F for the year ending December 31, 2010. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.7815 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2010 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. A rate of 6.8302 was used for comparative purposes as of September 30, 2009.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 500 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) for the third quarter of fiscal 2010 (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to fiscal 2010 and the third quarter

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, and include, but may not be limited to, discussions and statements regarding developments in the government policies and regulation, and regulatory actions related to product pricing; clinical trials progress and success, and related regulatory review progress; revenue guidance; success of partnerships or collaborations; timing in production and operations; forecasts or estimates as to export growth, product demands, market size, production capacity, and capital expense estimate; and future operations and strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative of such words, phrases, expressions and usages.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available to it, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause 3SBio’s actual results to differ from what the Company currently anticipates may include changes in the healthcare industry in PRC, including changes in the healthcare policies, regulations, and regulatory practice, and in the healthcare insurance system; the progress and success of 3SBio’s ongoing clinical trials; receipt and timing of regulatory approvals for 3SBio’s products, and of regulatory certifications; effects of and various factors affecting partnerships and acquisitions; competition from other domestic and foreign pharmaceutical companies; market growth for pharmaceutical products in China; products inclusion in government reimbursement; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; market acceptance of 3SBio products; actual hospital or patient demand for 3SBio products; ability to effectively protect our intellectual properties; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions that may affect 3SBio’s business, financial conditions and results of operations, please refer to the Company’s filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2009.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on the 3SBio website or otherwise. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, subsequent events or otherwise, after the date of this press release.

Investor Contacts

Bo Tan Chief Financial Officer 3SBio Inc. Tel: + 86 24 2581-1820 ir@3SBio.com	Tom Folinsbee Director of Investor Relations 3SBio Inc. Tel: + 852 8191-6991 ir@3SBio.com

3SBio Inc.

Consolidated balance sheets

(expressed in thousands)

	December 31 2009	September 30 2010	September 30 2010
	RMB	RMB	US$
		(unaudited)	(unaudited)
Assets

Current assets

Cash and cash equivalents	262,767	116,923	17,476
Restricted cash	9,300	661	99
Time deposits with financial institutions	468,451	613,669	91,722
Notes receivable	31,265	33,057	4,941
Accounts receivable, less allowance for doubtful accounts:
December 31, 2009 – RMB2,915; September 30, 2010 – RMB2,689 (US$402)	54,661	89,597	13,392
Inventories	15,406	17,387	2,599
Prepaid expenses and other receivables	8,705	30,624	4,577
Available-for-sale securities	—	46,710	6,982
Deferred tax assets	2,079	3,185	476

Total current assets	852,634	951,813	142,264

Available-for-sale securities	11,407	11,858	1,772
Investment in a non-consolidated affiliate	—	1,532	229
Property, plant and equipment, net	165,120	184,168	27,527
Lease prepayments	8,541	8,276	1,237
Non-current deposits	10,067	6,068	907
Intangible assets, net	4,125	3,329	498
Long term receivable	—	3,156	472
Deferred tax assets	1,567	235	35

Total assets	1,053,461	1,170,435	174,941

Liabilities

Current liabilities

Accounts payable	2,736	2,846	425
Deferred grant income	374	374	56
Accrued expenses and other payables	33,421	42,130	6,297
Income tax payable	1,914	3,178	475

Total current liabilities	38,445	48,528	7,253

Deferred grant income	2,778	2,497	373

Total liabilities	41,223	51,025	7,626

Commitments and contingencies	—	—	—

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 150,641,461 and 151,306,452 issued and outstanding as of December 31, 2009 and September 30, 2010, respectively	121	122	18
Additional paid-in capital	915,267	936,984	140,047
Accumulated other comprehensive loss	(100,608)	(89,753)	(13,413)
Retained earnings	197,458	272,057	40,663

To Total shareholders’ equity	1,012,238	1,119,410	167,315

Total liabilities and shareholders’ equity	1,053,461	1,170,435	174,941

3SBio Inc.

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Three Months Ended		For the Three Months Ended
	September 30,2009		September 30,2010
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	56,558	8,285	69,350	10,365
TPIAO	27,893	4,086	35,761	5,345
Intefen	1,633	239	1,603	240
Inleusin	473	69	542	81
Iron sulcrose	3,703	542	4,767	713
Export	2,282	334	3,408	509
Others	21	3	140	21

Total net revenues	92,563	13,558	115,571	17,274
Cost of revenues	(6,919)	(1,014)	(11,977)	(1,790)

Gross profit	85,644	12,544	103,594	15,484

Operating expenses
Research and development costs	(7,616)	(1,116)	(11,793)	(1,763)
Sales, marketing and distribution expenses	(41,105)	(6,021)	(52,500)	(7,847)
General and administrative expenses	(8,386)	(1,229)	(12,520)	(1,871)

Total operating expenses	(57,107)	(8,366)	(76,813)	(11,481)

Operating income	28,537	4,178	26,781	4,003

Other income/(expense), net
Interest income	2,465	361	3,663	547
Grant income	94	14	94	14
Other income/(expense), net	296	43	(1,843)	(275)

Total other income/(expense), net	2,855	418	1,914	286

Income before income tax expense	31,392	4,596	28,695	4,289
Income tax expense	(4,471)	(655)	(6,271)	(937)

Net income	26,921	3,941	22,424	3,352

Net income per share:
Basic	0.18	0.03	0.15	0.02

Diluted	0.18	0.03	0.14	0.02

Basic weighted average number of shares outstanding	150,621,780	150,621,780	151,113,565	151,113,565

Diluted weighted average number of shares outstanding	151,230,268	151,230,268	155,139,389	155,139,389

Net income per ADS:
Basic	1.25	0.18	1.04	0.16

Diluted	1.25	0.18	1.01	0.15

Basic weighted average number of ADSs outstanding	21,517,397	21,517,397	21,587,652	21,587,652

Diluted weighted average number of ADSs outstanding	21,604,324	21,604,324	22,162,770	22,162,770

3SBio Inc.

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Nine Months Ended		For the Nine Months Ended
	September 30,2009		September 30,2010
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	150,549	22,055	189,359	28,303
TPIAO	68,820	10,082	97,881	14,630
Intefen	4,188	614	4,176	624
Inleusin	1,166	171	1,575	235
Iron sulcrose	8,700	1,275	13,344	1,994
Export	9,133	1,338	9,390	1,403
Others	88	13	1,714	256

Total net revenues	242,644	35,548	317,439	47,445
Cost of revenues	(20,090)	(2,943)	(30,571)	(4,569)

Gross profit	222,554	32,605	286,868	42,876

Operating expenses
Research and development costs	(14,325)	(2,099)	(22,216)	(3,321)
Sales, marketing and distribution expenses	(109,642)	(16,062)	(142,636)	(21,319)
General and administrative expenses	(24,137)	(3,536)	(39,093)	(5,843)

Total operating expenses	(148,104)	(21,697)	(203,945)	(30,483)

Operating income	74,450	10,908	82,923	12,393

Other income/(expenses), net
Interest income	8,147	1,193	9,162	1,369
Grant income	281	41	281	42
Net realized gain on available-for-sale securities	1,611	236	—	—
Impairment loss on available-for-sale securities	(4,624)	(677)	—	—
Other income/(expense), net	2,479	363	(811)	(121)

Total other income/(expenses), net	7,894	1,156	8,632	1,290

Income before income tax expense	82,344	12,064	91,555	13,683
Income tax expense	(12,559)	(1,840)	(16,956)	(2,534)

Net income	69,785	10,224	74,599	11,149

Net income per share:
Basic	0.46	0.07	0.49	0.07

Diluted	0.46	0.07	0.48	0.07

Basic weighted average number of shares outstanding	150,598,359	150,598,359	150,898,177	150,898,177

Diluted weighted average number of shares outstanding	150,712,510	150,712,510	153,894,144	153,894,144

Net income per ADS:
Basic	3.24	0.47	3.46	0.52

Diluted	3.24	0.47	3.39	0.51

Basic weighted average number of ADSs outstanding	21,514,051	21,514,051	21,556,882	21,556,882

Diluted weighted average number of ADSs outstanding	21,530,358	21,530,358	21,984,877	21,984,877

Reconciliations of GAAP net income to non-GAAP net income for nine months of 2009 and 2010

(in RMB thousands, unaudited)

	Nine months ended September 30, 2009					Nine months ended September 30, 2010
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Net income	69,785	10,2245	3,013	72,798	10,665	74,599	11,149	—	74,599	11,149

The adjustment for the nine months ended September 30, 2009 is for the exclusion of the impairment loss of RMB 4,624,000 on available-for-sale securities and gain of RMB1, 611,000 on disposal of available-for-sale securities.